UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-13240

Enel Generación Chile S.A.
(Exact name of registrant as specified in its charter)

Santa Rosa 76 Santiago, Chile +56-2 2353-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.   Exchange Act Reporting History

A.       Enel Generación Chile S.A. (“Enel Generación Chile”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on July 26, 1994, the date on which its registration statement on Form F-1 relating to its common stock and American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (“SEC”). On December 31, 2018, Enel Generación Chile filed a Form 25 with the SEC in connection with its delisting of the ADSs from the New York Stock Exchange, terminating its registration under section 12(b) of the Exchange Act.

B.       Enel Generación Chile has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding SEC rules for the 12-month period preceding the filing of this Form 15F. Enel Generación Chile has filed at least one annual report on Form 20-F under section 13(a).

Item 2.   Recent United States Market Activity

Enel Generación Chile’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on April 15, 2014 pursuant to a registration statement on Form F-3 (Registration Statement No. 333-195009).

On December 17, 2020, Enel Generación Chile terminated the Deposit Agreement dated as of September 30, 2010 with Citibank, N.A., as Depositary (the “Depositary”). Following the termination, the Depositary sold the shares of common stock underlying any ADSs that remained outstanding at that date and holds uninvested the net proceeds of any such sale, together with any other cash then held by it, for the pro rata benefit of the holders of ADSs that had not been surrendered.

Item 3.   Foreign Listing and Primary Trading Market

A.       Enel Generación Chile’s common stock is listed on the Santiago Stock Exchange and the Chile Electronic Stock Exchange, which are referred to collectively as the Chilean Stock Exchanges, both located in Chile, which constitutes the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for Enel Generación Chile’s common stock.

B.       Enel Generación Chile’s common stock was first listed on the Santiago Stock Exchange and the Chile Electronic Stock Exchange (collectively, the “Chilean Stock Exchanges”) in 1982 and trading began in 1985. Enel Generación Chile has maintained the listings of its common stock on the Chilean Stock Exchanges since such date, which is more than 12 months preceding the filing of this Form 15F.

C.       During the 12-month period beginning December 31, 2019 and ending December 31, 2020, 83% of trading in Enel Generación Chile’s common stock occurred on the Chilean Stock Exchanges in Chile.

1

Item 4.   Comparative Trading Volume Data

Not applicable.

Item 5.   Alternative Record Holder Information

On December 31, 2020, the number of United States resident record holders of Enel Generación Chile’s common stock, as determined pursuant to Rule 12h-6(e), was 57. Enel Generación Chile relied upon the assistance of Georgeson to determine the number of record holders who are United States residents.

Item 6.   Debt Securities

Not applicable.

Item 7.   Notice Requirement

A.       Pursuant to Rule 12h-6(h), Enel Generación Chile disclosed its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act by means of a press release issued on February 24, 2021.

B.       The press release described above was disseminated by PR Newswire, the service Enel Generación Chile typically uses to publish its press releases in the United States, which disseminated the release to major newswire services in the United States. Additionally, the press release was published on Enel Generación Chile’s Internet website (www.enelgeneracion.cl). A copy of the press release is attached as Exhibit 1.1 to this Form 15F.

Item 8.   Prior Form 15 Filers

Not applicable.

PART II

Item 9.   Rule 12g3-2(b) Exemption

Enel Generación Chile intends to publish information required under Rule 12g3-2(b)(1)(iii) on its Internet website at https://www.enel.cl/es/inversionistas/inversionistas-enel-generacion.html.

PART III

Item 10.   Exhibits

1.1 Press release dated February 24, 2021.

2

Item 11.   Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)   The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)   Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)   It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Enel Generación Chile S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Enel Generación Chile S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: February ___, 2021

4

ENEL GENERACIÓN CHILE ANNOUNCES VOLUNTARY FILING OF FORM 15F
TO DEREGISTER WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND TERMINATE ITS REPORTING OBLIGATIONS UNDER
THE U.S. SECURITIES EXCHANGE ACT

Santiago, Chile, February 24, 2021 ─ Enel Generación Chile S.A. (“Enel Generación Chile” or the “Company”) today announced that it intends to file Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) today to voluntarily deregister from Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act.

Upon the filing of the Form 15F, the Company’s SEC reporting obligations will be immediately suspended, and the Company will not be required to file an Annual Report on Form 20-F for the 2020 fiscal year which ended on December 31, 2020. Deregistration and the termination of the Company’s duty to file reports under the Exchange Act are expected to be final and effective on May 24, 2021.

Enel Generación Chile will maintain its listings on the Santiago Stock Exchange and the Chile Electronic Stock Exchange.

Enel Generación Chile reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

For further inquiries, please contact:

Isabela Klemes Head of Investor Relations Enel Chile Tel +56 2 2353 4400 isabela.klemes@enel.com

Forward-Looking Statements

This press release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enel Generación Chile and its management with respect to, among other things: (1) any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and (2) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements

5

as a result of various factors. These factors include, but are not limited to, the risk factors discussed in Enel Generación Chile’s Annual Report on Form 20-F, as amended, for the year ended December 31, 2019 under the heading “Item 3.D. Risk Factors.” These forward-looking statements are made only as of the date hereof and Enel Generación Chile undertakes no obligation to update these forward-looking statements, except as required by law.

Contact Information

For further information, please contact:

Investor Relations Department
e-mail: ir.enelchile@enel.com
Phone: +56 2 2353 4400
Address: Santa Rosa 76, Piso 15, Santiago, Chile

6